                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                   Zurich Reinsurance Centre Holdings, Inc.
            -------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)


                                  98 9822101
                      -----------------------------------
                                (CUSIP Number)


                              Michael S. Paquette
                         Vice President and Controller
                   Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                 Main Street,
                          Norwich, Vermont 05055-0850
                                (802) 649-3633
                  ------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               January 10, 1996
               -------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto re-porting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                 CUSIP NO. 98 9822101

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                    Fund American Enterprises Holdings, Inc.
                                   94-2708455

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member  (a)      _______________________
     of a Group (See Instructions)
                                            (b)      _______________________

--------------------------------------------------------------------------------

(3)  (SEC Use Only)

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)              N/A (See Item 3.)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization            Delaware
                                                     --------
--------------------------------------------------------------------------------

 Number of Shares                           (7)      Sole Voting Power
 Beneficially Owned                                  ----------------------
 by Each Reporting                                   0
 Person With                                (8)      Shared Voting Power
                                                     ----------------------
                                                     0
                                            (9)      Sole Dispositive Power
                                                     ----------------------
                                                     0
                                            (10)     Shared Dispositive Power
                                                     ------------------------
                                                     0

--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                     0

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in
      Row (11)                                       0%

--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)    HC, CO

--------------------------------------------------------------------------------


                                    2 of 8

                                 CUSIP NO. 98 9822101

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                   51-0328932

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member  (a)      _______________________
     of a Group (See Instructions)
                                            (b)      _______________________

--------------------------------------------------------------------------------

(3)  (SEC Use Only)

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)              N/A (See Item 3.)

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization            Delaware
                                                     --------

--------------------------------------------------------------------------------


     Number of Shares                       (7)      Sole Voting Power
     Beneficially Owned                              -----------------
     by Each Reporting
     Person With                            (8)      Shared Voting Power
                                                     -------------------
                                                     0
                                            (9)      Sole Dispositive Power
                                                     ----------------------

                                            (10)     Shared Dispositive Power
                                                     ------------------------
                                                     0

--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                     0

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount
     in Row (11)                                     0%

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)            CO

--------------------------------------------------------------------------------

                                    3 of 8

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 1 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 1995. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         On December 26, 1995, FAE transferred 97,428 Shares to FAEH at $30.00 per Share. FAEH subsequently transferred 140,000 Shares to certain of its direct and indirect wholly-owned subsidiaries on December 26, 1995 at $30.00 per Share.

Item 4.  Purpose of Transaction.
         -----------------------

         Sales by FAEH and certain of its direct and indirect wholly-owned subsidiaries and FAE outlined in Schedule II, attached hereto, and incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of ZRC or in connection with, or as a participant in, any transaction having such purpose or effect.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a) FAEH owns 0 Shares directly and 0 Shares indirectly through FAE and certain of FAEH's direct and indirect wholly-owned subsidiaries. The aggregate number of Shares and the corresponding percentage of the outstanding Shares such number represents is as follows:

                                                     Percentage of
                                   Shares               Shares
                                Beneficially         Beneficially
              Person               Owned                Owned
              ------               -----                -----
              FAEH *                 0                    0%

              FAE                    0                    0%

                                    4 of 8

   * FAEH and certain of its direct and indirect wholly-owned subsidiaries


  Neither Mr. Arthur Zankel, a director of FAEH, nor First Manhattan Co., a partnership in which Mr. Zankel is a general partner, directly own any Shares. No general partners in First Manhattan Co. directly own any Shares. Limited partners in First Manhattan Co. directly own 2,100 Shares. No relatives of partners (general or limited) in First Manhattan Co. directly own any Shares. Mr. Zankel has non-specific discretionary authority over 1,500 Shares owned by First Manhattan Co.'s clients. Other personnel of First Manhattan Co. (not including Mr. Zankel) have specific discretionary authority over 600 Shares owned by First Manhattan Co.'s clients.

    Other than as set forth above, only the following persons named on Schedule I beneficially own any Shares.

                                                            Percentage of
                                            Shares             Shares
               Person on                 Beneficially        Beneficially
               Schedule I                   Owned               Owned
               ----------                 ---------           ---------
               John J. Byrne *             150,000               0.6%

               George J. Gillespie, III     20,000          less than 0.1%

               Gordon S. Macklin            20,000          less than 0.1%

                   * Retired as a Director of ZRC effective 12/31/95


    (b) FAEH has sole voting power and dispositive power with respect to 0 Shares and shares voting power and dispositive power with respect to 0 Shares with FAE and certain of FAEH's direct and indirect wholly-owned subsidiaries. The persons on Schedule I listed above have sole voting power and dispositive power with respect to Shares individually owned by them respectively.

    (c) Schedule II, attached hereto and incorporated herein by reference, describes all transactions by FAEH and certain of its direct and indirect wholly-owned subsidiaries and FAE or to the best knowledge of FAEH and FAE, any of the persons listed on Schedule I in Shares effected during the past 60 days.

                                    5 of 8

    (d)  None
    (e) As of January 10, 1996, FAEH and certain of its direct and indirect wholly-owned subsidiaries and FAE ceased to be the beneficial owners of more than five percent of the outstanding Shares of ZRC.

                                    6 of 8

                                 SIGNATURE

    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 19, 1996

                                 FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                 BY:                  /s/
                                    ---------------------------------------
                                 Name:        Michael S. Paquette
                                 Title:       Vice President and
                                                 Controller


                                 FUND AMERICAN ENTERPRISES, INC.


                                 BY:                  /s/
                                    ---------------------------------------
                                 Name:        Terry L. Baxter
                                 Title:       President and Secretary


                                    7 of 8

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

    Sales of Shares of Common Stock of Zurich Reinsurance Centre Holdings, Inc. by the Reporting Persons and by persons listed in Schedule I within the last 60 days.


   Sold By            Date     Number Sold  Unit Price
   -------            ----     -----------  ----------
   FAEH             11/30/95      260,000     $ 29.00
   FAEH *           1/10/96       140,000     $ 30.50
   FAE              1/10/96     1,902,572     $ 30.50

   John J. Byrne    12/12/95        2,300     $28.875
   John J. Byrne    12/13/95        5,268     $28.875
   John J. Byrne    12/14/95          300     $28.875


     *  By certain direct and indirect wholly-owned subsidiaries of FAEH.



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